SERVICING AGREEMENT
ADDENDUM TO SCHEDULE A

          For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account Fee*

The Calvert Fund
Calvert Short-Term Government Fund	$8.00
Calvert High Yield Bond Fund	$8.00

*Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

Date: